Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

October 31, 2011

Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC  20549

Re:	Capstone Church Bond Fund ("Registrant") –
File Nos. 811-21662; 333-153482

Dear Ms. Browning:

This EDGAR Correspondence Filing responds to your comments of September 28, 2011 to Registrant’s preliminary proxy statement filed September 16, 2011.  Below are listed your comments and Registrant’s responses.  The responses are reflected in the definitive proxy statement that was filed October 27, 2011.

1	Comment: The cover letter for the definitive proxy statement filing (“Filing”) should include standard Tandy representations.
Response – Comment accepted. The cover letter to the definitive proxy statement provided as follows:

Registrant hereby acknowledges that:

a.	Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;
b.
Comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

c.	Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

2.	Comment: Add disclosure regarding Section 15(f) indicating Board conclusion that these requirements will be satisfied.

Response:  Comment accepted.  The definitive proxy statement provides the following disclosure:  “Finally, the Trustees considered the legal requirements applicable in the case of this change of control.  Under those requirements, following a change of control of this type, for at least three years following the change of control, at least 75% of the Fund’s Trustees must consist of persons who are independent of the adviser, both as the adviser was controlled prior to, and after, the change of control.  Additionally, no “unfair burden” may be placed on the Fund as a consequence of the change of control.  “Unfair burden” includes receipt of compensation, during the two-year period following the change of control, by specified related persons other than for bona fide services.  The Trustees concluded that the proposed arrangements related to the change of control would satisfy these requirements.”

3.	Comment: Provide clarification in the proxy statement about how moving the repurchase offer date forward will simplify year-end reporting.

Response:  Comment accepted.  The definitive proxy statement provides the following disclosure:  “The Fund’s fiscal year ends September 30 of each year.  The current repurchase request deadline is the last business day of September, with the repurchase price determined within the next 14 days.  The repurchase offer thus overlaps the Fund’s fiscal year end.  Moving the Fund’s repurchase request deadline forward by one month will significantly simplify the Fund’s year-end reporting by permitting the repurchase offer to be completed and settled prior to the fiscal year end.  The Fund’s financial statements will thus reflect the results of the repurchase offer and provide a more useful picture of the Fund’s financial status.”

4.	Comment: In Proposal 2, regarding election of Trustees, describe how the election will later permit vacancies to be filled without shareholder approval.

Response:  Comment accepted.  The definitive proxy statement provides the following disclosure:  “The Fund’s Board currently consists of five Trustees, including one interested Trustee and four independent Trustees.  The current composition of the Board satisfies all applicable legal requirements concerning its composition, including the 75% test described below.  Nevertheless, the Board and its Nominating Committee believe it is in the Fund’s best interests to use the opportunity of this shareholders meeting to elect all the current Trustees and to add an additional independent Trustee to the Fund’s Board. The addition of a new Trustee plus the re-election of current Trustees will give the Board additional flexibility to appoint new or replacement Trustees in the future without being required to seek shareholder approval.  Reducing the need to hold shareholder meetings to elect Trustees will reduce costs to the Fund.  In the event that one or more Trustees should leave office, the vacancy thus created may be filled by appointment by the Board if, immediately after such vacancy is filled at least two-thirds of Trustees holding office have been elected by shareholders.  At any time less than a majority of the Fund’s Board has been elected by shareholders, a shareholders meeting shall be held within 60 days (or such later date as the Securities and Exchange Commission shall provide by order) to elect Trustees to fill vacancies. Because one of the Fund’s current Trustees was added  by appointment, the election of all nominees at this meeting will result in a fully-elected Board and will minimize the need to hold future  shareholders meetings to elect Trustees.”

5.	Comment: In the introductory proxy voting discussion (4th paragraph of the proxy statement), indicate what happens if proxies are not properly executed.
Response: Comment accepted. The definitive proxy statement provides the following disclosure: “Shares represented by a proxy that is not properly executed will not be voted.”

6.	Comment: In (i)(d) of the same paragraph, clarify which methods of revocation have been authorized by the Board.

Response:  Comment accepted.  The referenced portion of the paragraph provides as follows in the definitive proxy statement:  “(d) by revocation by such person using the electronic, telephonic or computerized  means that have been authorized by the Board for authorizing the proxy to act;”

7.	Comment: Regarding the allocation of proxy costs, please explain why the proposed cost allocation is in the best interests of the Fund and its shareholders.

Response:  Comment accepted.  The definitive proxy statement provides for costs to be borne 50% by Capstone Financial Services, Inc. and 50% by the Fund.  Only one of the three proposals – approval of the new investment advisory agreement – is required by the change of control.  (As noted under Proposal 2, the Fund’s Board of Trustees is in compliance with applicable legal requirements, including the 75% independent Trustee requirement of Section 15(f) of the Investment Company Act of 1940.)  However, because it was not unlikely that the matters addressed by Proposals 2 and 3 could require a shareholders meeting in the near future, the Board determined to take the opportunity of this Meeting to include Proposals 2 and 3 in order to reduce the likelihood that the Fund and its shareholders would have to bear the costs of an additional shareholders meeting in the future to address these items.

8.	Comment: Be sure the term “CAMCO” is defined in the proxy statement before use of the acronym.

Response:  Comment accepted.  The disclosure in the definitive proxy statement includes the following at the first reference to the investment adviser:  “Capstone Asset Management Company (“CAMCO”), the Fund’s investment adviser, is a wholly-owned subsidiary of Capstone Financial Services, Inc. (“CFS”).”

9.	Comment: In comparing the old and new advisory agreements, use the concept “no material differences” rather than “substantially identical.”

Response:  Comment accepted.  The relevant disclosure in the definitive proxy statement provides as follows:  “The investment advisory agreement which the Board is recommending for approval by Fund shareholders has no material differences from the current investment advisory agreement (each, an “Agreement”), except for its date of commencement and term.”

10.	Comment: In comparing CAMCO services under the old and new advisory agreements, use the concept “no material differences” rather than “substantially identical.”

Response:  Comment accepted.  The relevant disclosure in the definitive proxy statement provides as follows:  “After the change of control, there will be no material differences in the investment advisory services CAMCO will provide to the Fund under the Agreement, and the fee rates will be the same.”

11.
Comment:  In the paragraph following the table under the heading “Payments to CAMCO,” clarify whether there were any further reimbursements due under the expense limitation agreement – even if waived – as of October 1, 2010.

Response:  The definitive Proxy Statement was filed after the end of the Fund’s September 30, 2011 fiscal year, so various information was updated for the most recent fiscal year.  The paragraph concerning the expense limitation agreement was eliminated, since the expense limit was not in effect during that year and no reimbursements were paid.

12.	Comment: In the section, “Review of the Proposed Agreement by the Board of Trustees,” replace “substantially identical” with the concept “no material differences.”

Response:  Comment accepted.  The disclosure in the definitive proxy statement is as follows:  “At its meeting held August 9, 2011, the Board considered the new Agreement, which, as indicated above, has no material differences from the current Agreement, except for its date of commencement and term.”

Please let me know if you have questions or further comments.  I can be reached at 202-337-9090 (office) or 202-236-6303 (cell).  My email address is oadler@comcast.net.

Sincerely yours,

Olivia P. Adler

Olivia P. Adler